DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material terms of T1 Energy Inc.’s (“T1 Energy,” the “Company”) securities and is not intended to be a complete summary of the rights and preferences of such securities. The Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Third Amended and Restated Bylaws (the “Bylaws”) are included as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. Read the applicable provisions of Delaware law, the Certificate of Incorporation, the Bylaws and the Certificates of Designations (as defined herein) in their entirety for a complete description of the rights and preferences of the Company’s securities. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.
Authorized Share Capital
Currently, T1 Energy’s authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $0.01 per share (the “common stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Dividends. Subject to prior dividend rights of the holders of any preferred stock of T1 Energy and any other class or series of shares having a preference as to dividends over common stock, holders of shares of common stock are entitled to receive dividends when, as and if declared by the T1 Energy board of directors, out of funds legally available for that purpose.
Voting Rights. Each outstanding share of common stock is entitled to one vote per share on each matter to be voted on by the holders of common stock. The holders of common stock are not entitled to cumulative voting of their shares in elections of directors.
Other Rights. In the event of any liquidation, dissolution or winding up (either voluntary of involuntary) of T1 Energy, the holders of common stock will be entitled to receive the assets and funds of T1 Energy available for distribution in proportion to the number of shares held by them, respectively, without regard to class, after payments to creditors and subject to any related preferential rights of any holders of any preferred stock of T1 Energy that at the time may be outstanding.
T1 Energy’s common stock is currently listed on the NYSE under the symbol “TE.”
Preferred Stock

T1 Energy’s Certificate of Incorporation expressly authorizes T1 Energy’s board of directors to provide for the issuance of all or any preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of T1 Energy; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of T1 Energy at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions. The issuance of preferred stock may have the effect of diluting the earnings per share and book value per share of common stock. In addition, the T1 Energy board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Number and Designation
T1 Energy filed the certificates of designations (the “Certificates of Designations”), designating (i) 1,600,000 shares of T1 Energy’s preferred stock as “Series B Convertible Non-Voting Preferred Stock,” par value $0.01 per share, and (ii) 5,000,000 shares of T1 Energy’s preferred stock as “Series B-1 Convertible Non-Voting Preferred Stock,” par value $0.01 per share. The number of shares of each such series may be increased or decreased by resolution of the T1 Energy board of directors; provided that no decrease shall reduce the number of shares of the respective series to a number less than that of the shares then outstanding. On October 31, 2025, T1 Energy entered into an Amended and Restated Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain purchasers pursuant to which, in partial consideration for the redemption and cancellation of all then-issued and outstanding shares of T1 Energy’s Convertible Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), the purchasers agreed to purchase (i) 21,504,901 shares of common stock and (ii) 1,600,000 shares of T1 Energy’s Series B Convertible Non-Voting Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”). The purchasers also agreed to purchase 5,000,000 shares of T1 Energy’s Series B-1 Convertible Non-Voting Preferred Stock, par value $0.01 per share (the “Series B-1 Preferred Stock” and together with the Series B Preferred Stock, the “Outstanding Preferred Stock,” which represent all of the shares of preferred stock currently outstanding), at a price of $10.00 per share of Series B-1 Preferred Stock, for aggregate gross proceeds to T1 Energy of $50.0 million. The shares of Outstanding Preferred Stock have all of the rights, preferences and privileges set forth below and as more fully described in the Certificates of Designations.
Ranking; Liquidation Preference
The Outstanding Preferred Stock issued under the Stock Purchase Agreement ranks senior to the common stock but junior to all existing and future debt obligations of T1 Energy and has a liquidation preference equal to $10.00 per share of Outstanding Preferred Stock plus accrued but unpaid dividends.
In the event of any voluntary or involuntary liquidation, subject to the rights of holders of any senior securities and after satisfaction of all liabilities and obligations to creditors of T1 Energy, before any distribution is made to holders of shares of junior securities, the holders of the Outstanding Preferred Stock will be entitled to receive liquidating distributions in the amount that is the greater of (i) the aggregate liquidation preference per share of Outstanding Preferred Stock and (ii) the amount of cash to which a holder would be entitled to receive in a liquidation with respect to such shares if they had been converted to common stock immediately prior to such liquidation.
Conversion
Each share of then-issued Series B Preferred Stock shall be convertible, at the option of the holders thereof, into shares of common stock (the “Underlying Shares”), up to an aggregate of 9,411,764 shares of common stock, in whole and not in part (subject to certain exceptions set forth in the Series B Certificate of Designations), based on a conversion price of $1.70 per share of common stock, assuming no accrued and unpaid dividends.
Each share of then-issued Series B-1 Preferred Stock shall be convertible, at the option of the holders thereof, into Underlying Shares, up to an aggregate of 26,315,789 shares of common stock, in whole and not in part (subject to certain exceptions set forth in the Series B-1 Certificate of Designations), based on the conversion price of $1.90 per share of common stock if the 10-Day VWAP (as defined in the Series B-1 Certificate of Designations) of the common stock immediately prior to the conversion date is $2.50 or more per share of common stock (being the greater of the conversion prices for the Series B-1 Preferred Stock), and assuming no accrued and unpaid dividends; the conversion price of the Series B-1 Preferred Stock will be reduced to $1.70 per share of common stock in the event that the 10-Day VWAP of the common stock immediately prior to the conversion date is less than $2.50 per share of common stock. Upon such reduction of the conversion price, each share of the then-issued Series B-1 Preferred Stock will be convertible into approximately 5.88 shares of common stock, up to an aggregate of approximately 29,411,764 shares of common stock, in whole and not in part (subject to certain exceptions set forth in the Series B-1 Certificate of Designations), based on the reduced conversion price (subject to dilution adjustments), and holders can expect to receive additional

Underlying Shares as compared to the conversion price of $1.90 for the Series B-1 Preferred Stock.

In the event that, between the date of the Series B-1 Certificate of Designations and one year following the issuance of the Series B-1 Preferred Stock, T1 Energy issues any shares of any series of preferred stock with a conversion price for converting shares of such series of preferred stock into shares of common stock that is lower than the then applicable Series B-1 Conversion Price (such lower conversion price being referred to as the “Lower Conversion Price”) the Series B-1 Conversion Price shall automatically be adjusted to equal the Lower Conversion Price; provided, however, that in no event shall the Lower Conversion Price be adjusted to an amount below $1.05.
Additionally, in case of a stock split or similar event effected by T1 Energy, the conversion price shall be proportionally decreased so that the number of shares of common stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of common stock outstanding.
A holder of Outstanding Preferred Stock is prohibited from converting shares of Outstanding Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 19.99% of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion.
Change of Control
In the event of a change of control event in which T1 Energy is not the surviving or resulting corporation, the holders of Outstanding Preferred Stock will be entitled to receive the greater of: (i) the aggregate liquidation preference of the Outstanding Preferred Stock outstanding, including any accrued and unpaid dividends thereon to the closing date of the change of control event, and (ii) the amount of consideration that would be payable or issuable in such change of control transaction to a holder of the number of shares of common stock into which the shares of Outstanding Preferred Stock are convertible by their terms as of the closing date of the change of control event, provided that the holders will receive the same form of consideration to be received by holders of common stock in such change of control event.
Term; Redemption
The Series B Preferred Stock has a maturity date of December 23, 2027 (the “Series B Maturity Date”). On the Series B Maturity Date, T1 Energy shall redeem the then-outstanding Series B Preferred Stock at $10.00 per share (up to an aggregate amount of $16.0 million assuming all shares of Series B Preferred Stock are fully issued and outstanding at the time of redemption) plus any accrued and unpaid dividends. Prior to the Series B Maturity Date, the

Series B Preferred Stock will not be redeemable. In any case of redemption of shares of Series B Preferred Stock, T1 Energy shall, not less than 30 nor more than 60 days before the Series B Maturity Date, send to each holder notice of its intention to redeem such shares of Series B Preferred Stock.

The Series B-1 Preferred Stock has a maturity date of December 23, 2027 (the “Series B-1 Maturity Date”). On the Series B-1 Maturity Date, T1 Energy shall redeem the then-outstanding Preferred Stock at $10.00 per share (up to an aggregate amount of $50.0 million assuming all shares of Series B-1 Preferred Stock are fully issued and outstanding at the time of redemption) plus any accrued and unpaid dividends. Prior to the Series B-1 Maturity Date, the Series B-1 Preferred Stock will not be redeemable. In any case of redemption of shares of Series B-1 Preferred Stock, T1 Energy shall, not less than 30 nor more than 60 days before the Series B-1 Maturity Date, send to each holder notice of its intention to redeem such shares of Series B-1 Preferred Stock.
The Outstanding Preferred Stock is not subject to any restriction on the repurchase or redemption of shares T1 Energy due to an arrearage in the payment of dividends or sinking fund installments.
Dividends
The Outstanding Preferred Stock carries a dividend rate of 6%, accruing on their issuance and payable in arrears (i) on the dividend date 18 months after their issuance (ii) every six months after such dividend payment date. Dividends may be payable in cash, securities or other property as may be determined by T1 Energy’s board of directors or any of its duly authorized committees. Any dividends will be paid net of any required withholding taxes.
Other
Other customary representations and warranties, closing conditions and terms were included in the Stock Purchase Agreement and the Certificates of Designations.
Foreign Ownership Limitation
Pursuant to Section 7701(a)(51)(E)(iii) of the Internal Revenue Code of 1986, as amended (the “Code”), an entity that is a publicly traded company or a subsidiary of a publicly traded company is a foreign-influenced entity if, during the taxable year, one or more Specified Foreign Entities that are each required to report their beneficial ownership under Rule 13d-3 of the Exchange Act own, in the aggregate, not less than 40% of such entity (the “Aggregated Equity Test”).
On December 3, 2025, T1 Energy’s Certificate of Incorporation was amended to establish a restriction of ownership of T1 Energy’s capital stock by Specified Foreign Entities in order to ensure ongoing compliance with the Aggregated Equity Test. Under T1 Energy’s Certificate of Incorporation (as so amended), Specified Foreign Entities are not permitted to hold 4.9% or more of the outstanding shares representing T1 Energy’s common stock or preferred stock, unless permitted by T1 Energy’s board of directors.

Furthermore, T1 Energy is authorized to effect any and all measures and to make any and all determinations reasonably necessary or desirable (consistent with applicable laws, the Certificate of Incorporation and the Bylaws) to, without limitation:
•require the owner(s) of shares of T1 Energy’s common stock or preferred stock to confirm and/or provide evidence that he, she or it is not a Specified Foreign Entity and suspend voting, dividend and other distribution rights with respect to any shares held by such owner(s) until such confirmation and/or evidence is received;
•maintain the share transfer records of T1 Energy in such a manner so that the percentage of any class of shares of T1 Energy’s common stock or preferred stock that is owned by Specified Foreign Entities can be determined and confirmed; and
•obtain, as a condition precedent to the transfer on the records of T1 Energy, representations, citizenship certificates and/or other evidence as to the identity and citizenship status from all transferees (and from any recipient upon original issuance) of any shares and, if such transferee (or recipient) is acting as a fiduciary or nominee for another owner, such other owner, and the registration of transfer (or original issuance) shall be denied upon refusal of such transferee (or recipient) to make such representations and/or furnish such citizenship certificates or other evidence.
Any transfer of T1 Energy’s common or preferred stock that does not comply with the Certificate of Incorporation will be void and ineffective as against T1 Energy.
As used herein, “Specified Foreign Entity” or “Specified Foreign Entities” means a specified foreign entity, as defined in Section 7701(a)(51)(B) of the Code and any guidance published thereunder (including, for the avoidance of doubt, any foreign-controlled entity, as defined in Section 7701(a)(51)(C) of the Code and any guidance published thereunder).
Registration Rights
T1 Energy has entered into a registration rights agreement with Trina pursuant to which T1 Energy granted Trina certain registration rights with respect to the shares of common stock that are owned by Trina.
Pursuant to the terms of the Stock Purchase Agreement, T1 Energy agreed to provide certain registration rights with respect to the securities issued pursuant to such agreement.
Certain Anti-Takeover Measures

Certain provisions of the T1 Energy’s governing documents and the Delaware General Corporation Law (the “DGCL”) could have the effect of delaying, deferring or discouraging another party from acquiring T1 Energy. These provisions encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the T1 Energy board of directors rather than pursue non-negotiated takeover attempts. These provisions include the below summarized items.
DGCL Section 203
T1 Energy will be subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which such person becomes an interested stockholder, unless:
•prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting share of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers; and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which is not owned by the interested stockholder.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting shares of T1 Energy and any entity or person affiliated with or controlling or controlled by the entity or person.
Board Composition and Powers
The T1 Energy Bylaws provide that any director or the entire board of directors may be removed from office at any time, but only by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of T1 Energy entitled to vote in the election of directors. Any director serving on a committee of the board may be removed from such committee at any time by the board of directors. T1 Energy’s board of directors has the power to fix the number of directors by resolution, subject to the requirements of T1 Energy’s governing documents that the T1 Energy board of directors be not fewer than five nor more than 12. Vacancies on the board or any committee resulting from the death, resignation, retirement, disqualification or removal of a director, or from an increase in the number of directors constituting the board or such committee, may be filled only by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and the directors chosen in this manner, in the case of the board of directors, will hold office until the next annual election and until a successor is duly elected and qualified, or until his earlier death, resignation, retirement, disqualification or removal and, in the case of any committee of the board, will hold office until a successor is duly appointed by the board of directors or until his earlier death, resignation, retirement, disqualification or removal.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
The T1 Energy Bylaws provide that in order for a stockholder to propose business at an annual meeting of stockholders, a stockholder’s notice must be delivered to the secretary at the principal executive offices of T1 Energy no later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary date of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting of stockholders and not later than the close of business on the later of the 60th day prior to such annual meeting of stockholders or, if the first public announcement of the date of such annual meeting of stockholders is less than 100 days prior to the date of such annual meeting of stockholders, the 10th day following the day on which public announcement of the date of such annual meeting of stockholders is first made by T1 Energy.
The T1 Energy Bylaws further provide that in order for a stockholder to make a nomination at an annual meeting of stockholders, a stockholder’s notice must be delivered to the secretary at the principal executive offices of T1 Energy (i) in the case of an annual meeting of stockholders, no later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary date of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting of stockholders and not later than the close of business on the later of the 60th day prior to such annual meeting of stockholders or, if the first public announcement of the date of such annual meeting of stockholders is less than 100 days prior to the date of such annual meeting of stockholders, the 10th day following the day on which public announcement of the date of such annual meeting of stockholders is first made by T1 Energy; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting of stockholders was mailed or public disclosure of the date of the special meeting of stockholders was made, whichever first occurs.
No Stockholder Action by Written Consent
The T1 Energy Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of T1 Energy must be effected at a duly called annual or special meeting of stockholders of T1 Energy, and the ability of the stockholders to consent in writing to the taking of any action is specifically denied.
Special Meetings of Stockholders
The T1 Energy Bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called only by (i) the board of directors, (ii) the chair of the board of directors, if there be one, or (iii) a stockholder, or group of stockholders holding more than 20% of the total voting power of the outstanding shares of the capital stock of T1 Energy issued and outstanding and entitled to vote on the matter for which such special meeting of stockholders is called if such stockholder, or group of stockholders, have dated, signed and delivered to the secretary a written demand for such special meeting of stockholders at least 90 days prior to the proposed date for such special meeting of stockholders, describing each matter of business desired to be brought before the special meeting of stockholders, the reasons for conducting such business, the text of any proposal or business to be considered, and the information required by the notice provisions and of the Bylaws.
Stockholders’ Derivative Actions
Under the DGCL, any of T1 Energy’s stockholders may bring an action in T1 Energy’s name to procure a judgment in T1 Energy’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of T1 Energy’s shares at the time of the transaction to which the action relates or such stockholders’ share thereafter devolved by operation of law. Unless T1 Energy consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.
Authorized but Unissued Shares
The authorized but unissued shares of T1 Energy’s common stock and preferred stock will be available for future issuance without any further vote or action T1 Energy stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of T1 Energy’s common stock and preferred stock could render more difficult or discourage an attempt to obtain control over T1 Energy by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Approval Requirements
The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation, unless the corporation’s certificate of incorporation or bylaws requires a greater percentage. The DGCL does not specify a required vote for stockholder to amend a corporation’s bylaws and, therefore, the default voting standard set forth in a corporation’s bylaws will apply to votes to amend the bylaws unless the certificate of incorporation or bylaws provide otherwise. In addition, the DGCL provides that a board of directors may amend the bylaws without further stockholder action if authorized to do so by the corporation’s certificate of incorporation.
T1 Energy’s Certificate of Incorporation provides that the affirmative vote of at least a majority of the entire board of directors or the affirmative vote of holders of at least two thirds of the voting power of the shares entitled to vote at an election of directors will be required to adopt, amend, alter, or repeal the bylaws. In addition, T1 Energy’s Certificate of Incorporation provides that the affirmative vote of the holders of at least two thirds of the voting power of the shares entitled to vote at an election of directors will be required to amend, alter, change or repeal, or to adopt any provision as part of the Certificate of Incorporation inconsistent with the purpose and intent of certain provisions of the Certificate of Incorporation, including those governing the limitation of liability of directors, indemnification of directors and officers, stockholders’ action by written consent, the amendment of T1 Energy’s Bylaws by the board of directors, and the required stockholder vote for the amendment of the foregoing provisions. This requirement of a supermajority vote to approve amendments to T1 Energy’s bylaws and certificate of incorporation could enable a minority of T1 Energy’s stockholders to exercise veto power over any such amendments.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of T1 Energy or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of T1 Energy. These provisions are designed to reduce T1 Energy’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for T1 Energy’s shares and, as a consequence, they also may inhibit fluctuations in the market price of common stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in T1 Energy’s management.
Limitation of Personal Liability of Directors/Officers
The Certificate of Incorporation, to the full extent permitted by the DGCL, will limit or eliminate the liability of T1 Energy directors made a party to any proceeding to T1 Energy or its stockholders for monetary damages for breach of fiduciary duty as a director.

Under the DGCL, no such elimination of liability is permitted (i) for any breach of the director’s duty of loyalty to T1 Energy or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful share purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.
Forum Selection
The T1 Energy Certificate of Incorporation and Bylaws provide that unless T1 Energy consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of T1 Energy, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of T1 Energy to T1 Energy or T1 Energy’s stockholders, (iii) any action asserting a claim against T1 Energy or any current or former director, officer, stockholder, employee or agent of T1 Energy arising out of or relating to any provision of the DGCL, the T1 Energy Certificate of Incorporation or Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against T1 Energy or any current or former director, officer, stockholder, employee or agent of T1 Energy governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.
Unless T1 Energy gives an Alternative Forum Consent, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of T1 Energy will be deemed to have notice of and consented to these forum selection provisions. The existence of any prior Alternative Forum Consent will not act as a waiver of T1 Energy’s ongoing consent right with respect to any current or future actions or claims. T1 Energy’s stockholders will not be deemed to have waived T1 Energy’s compliance with the federal securities laws and the rules and regulations thereunder.
Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and T1 Energy’s Bylaws provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act.

Accordingly, actions by T1 Energy’s stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
T1 Energy recognizes that the forum selection clause in T1 Energy’s Certificate of Incorporation and Bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in T1 Energy’s Certificate of Incorporation and Bylaws may limit T1 Energy’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with T1 Energy or T1 Energy’s directors, officers, employees or agents, which may discourage such lawsuits against T1 Energy and T1 Energy’s directors, officers, employees and agents even though an action, if successful, might benefit T1 Energy’s stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to T1 Energy than to T1 Energy’s stockholders.
Transfer Agent
The transfer agent for T1 Energy’s capital stock is Continental Stock Transfer & Trust Company.
DESCRIPTION OF EXISTING WARRANTS
The following summary of the material terms of the Company’s existing warrants is not intended to be a complete summary of the rights and preferences of such securities. Read the applicable provisions of the Certificate of Incorporation, the Bylaws and the Warrant-related documents described herein in their entirety for a complete description of the rights and preferences of the Company’s securities.
Existing Warrants
As of December 31, 2025, public warrants to purchase 14,674,894 shares of common stock (the “Public Warrants”) and private warrants to purchase 9,950,000 shares of common stock (the “Private Warrants”).
Public Warrants and Private Warrants
The Public Warrants and Private Warrants are issued pursuant to that certain amended and restated warrant agreement, dated July 7, 2021 (as amended, the “Amended Warrant Agreement”), by and among Alussa Energy Acquisition Corp., a Cayman Islands exempted company (“Alussa”), FREYR Battery, a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, T1 Energy and Continental Stock Transfer and Trust Company. A copy of the Amended Warrant Agreement filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. You should review the copy of the

Amended Warrant Agreement for a complete description of the terms and conditions applicable to the Public Warrants and Private Warrants.
Public Warrants
Each whole Public Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time. Pursuant to the Amended Warrant Agreement, a warrant holder may exercise its Public Warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. The Public Warrants will expire on July 9, 2026 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
T1 Energy will not be obligated to deliver any common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the common stock underlying the Public Warrant is then effective and a prospectus relating thereto is current, subject to T1 Energy satisfying its obligations described below with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and T1 Energy will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless.
Once the Public Warrants become exercisable, T1 Energy may redeem the outstanding Public Warrants:
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption, referred to herein as the 30-day redemption period, to each warrant holder; and
•if, and only if, the last reported sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which T1 Energy sends the notice of redemption to the warrant holders.
T1 Energy established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and T1 Energy issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price as well as the $11.50 Public Warrant exercise price after the redemption notice is issued. T1 Energy will not redeem the Public Warrants unless a registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the Public Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by T1 Energy, T1 Energy may not exercise its redemption right if the issuance of shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification.
If T1 Energy calls the Public Warrants for redemption as described above, T1 Energy’s management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” T1 Energy’s management will consider, among other factors, its cash position, the number of Public Warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of its Public Warrants. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants (as defined in the Amended Warrant Agreement), multiplied by the excess of the “fair market value” (as defined in the Amended Warrant Agreement) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Public Warrants, provided that in all cases, the exercise price shall correspond to at least the accounting par value of the common stock. If T1 Energy takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Public Warrant redemption. If T1 Energy’s management calls the Public Warrants for redemption and its management does not take advantage of this option, Alussa Energy Sponsor LLC (the “Sponsor”) and its permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrants holders been required to exercise their Public Warrants on a cashless basis, as described in more detail below.
A holder of a Public Warrant may notify T1 Energy in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the common stock outstanding immediately after giving effect to such exercise.
If the number of issued and outstanding common stock is increased by a capitalization payable in, or by a sub-division of common stock or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the issued and outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a capitalization of a number of shares of common stock equal to the product of (i) the number of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of common stock) multiplied by (ii) one minus the quotient of (x) the price per share of T1 Energy’s common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for shares of common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of T1 Energy’s common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
If the number of issued and outstanding shares of common stock is decreased by a consolidation, combination, reverse share split or reclassification of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in issued and outstanding shares of common stock.
Whenever the number of shares of common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of T1 Energy with or into another corporation (other than a consolidation or merger in which T1 Energy is the continuing corporation and that does not result in any reclassification or reorganization of T1 Energy’s issued and outstanding common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of T1 Energy as an entirety or substantially as an entirety in connection with which T1 Energy is liquidated and dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of T1 Energy’s common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by Alussa in connection with redemption rights held by shareholders of Alussa as provided for in Alussa’s amended and restated memorandum and articles of association) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of common stock, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the Amended Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Amended Warrant Agreement) of the Public Warrant.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to T1 Energy, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Public Warrants and receive common stock. After the issuance of common stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
The Amended Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.
The Public Warrants are currently listed on the NYSE under the symbol “TE WS.”
Private Warrants
The Private Warrants, including the common stock issuable upon exercise of the Private Warrants, are not redeemable by T1 Energy and will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. Otherwise, the Private Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Warrants are held by holders other than the Sponsor or their permitted transferees, the Private Warrants will be redeemable by T1 Energy and exercisable by the holders on the same basis as Public Warrants.
If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants (as defined in the Amended Warrant Agreement), multiplied by the excess of the “fair market value” (as defined in the Amended Warrant Agreement) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.